BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

May 4, 2018

VIA EDGAR

Re:	BrightView Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted April 2, 2018
CIK Number 001734713

Anne Nguyen Parker, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of BrightView Holdings, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Draft Registration Statement”). The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter, dated April 30, 2018, relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	May 4, 2018

Market, Ranking and Other Industry Data, page ii

1.	We note your disclosure that portions of the prospectus are based on information attributed to IBISWorld. If you commissioned any research or reports for use in the Registration Statement, please file the consent of IBISWorld as an exhibit. Refer to Securities Act Rule 436.

In response to the Staff’s comment, the Company confirms that the information set forth in the Draft Registration Statement attributed to IBISWorld is from materials prepared by IBISWorld in the ordinary course of its business and not commissioned by the Company for use in the Draft Registration Statement. Accordingly, the Company believes that such information does not constitute a report or opinion of an expert or counsel that would require a consent to be filed as an exhibit to the Draft Registration Statement pursuant to Rule 436(a).

Prospectus Summary, page 1

2.	Please balance your presentation of “Adjusted EBITDA margin” of 12.5% with the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

The Company has revised its disclosure on pages 2 and 87 to include disclosure of net income margin.

3.	Please revise this section and throughout your prospectus to provide further information about the company’s indebtedness. When the offering amounts have been added, provide information quantifying the amount of indebtedness you expect to retire and the expected impact of the remaining debt and covenant compliance on the company following the offering.

The Company has revised its disclosure on pages 6, 10 and 42 to provide further information about the Company’s indebtedness and the amounts to be repaid with proceeds of this offering. The Company has also revised its disclosure on page 8 in response to the Staff’s comment. The Company has also revised its disclosure on page 78 to reflect the expected impact of this offering on covenant compliance.

Differentiated Quality and Expertise of Employee Base, page 5

4.	Please provide support for your statement that you have one of the longest tenured and most experienced employee base[s] in the industry.

The Company has revised its disclosure on pages 3, 5, 92 and 95 in response to the Staff’s comment so that the statement is no longer comparative to others in the industry.

BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	May 4, 2018

Demonstrated M&A Capabilities, page 6

5.	Please balance this discussion by quantifying the integration costs to date and estimated to complete the integration of these six acquisitions.

The Company has revised its disclosure on pages 6 and 57 to include the anticipated integration costs, the amounts incurred through the most recent balance sheet date and the anticipated timing of remaining costs. The Company has also revised its disclosure on page 57 to provide additional information about the integration costs associated with the six acquisitions completed since January 1, 2017 and acquisitions more generally.

The Offering

Controlled Company, page 11

6.	Please revise the summary disclosure to include the percentage of the company’s voting power that will be controlled by the Sponsors following the offering.

The Company has revised its disclosure on page 11 in response to the Staff’s comment.

Use of Proceeds, page 42

7.	You state you intend to use proceeds to repay certain indebtedness. Please disclose the interest rate and maturity date of the indebtedness to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Company has revised its disclosure on pages 10 and 42 to specify the debt expected to be repaid with the proceeds of this offering, including the interest rate and maturity of the indebtedness to be repaid.

Selected Historical Consolidated Financial Data, page 48

8.	We note your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question No. 102.07, updated on April 4, 2018. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated, or revise your computation.

The Company acknowledges the Staff’s comment and has revised its disclosure throughout Amendment No. 1 to include an additional Non-GAAP measure labeled Adjusted Free Cash Flow, which represents Free Cash Flow as further adjusted to give effect to the impact of the purchase of certain legacy ValleyCrest land and buildings. The Company advises the Staff that it believes that its definition of Free Cash Flow, which no longer includes the ValleyCrest purchase

BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	May 4, 2018

adjustment and now represents cash flow from operations, less capital expenditures, net of the impact of sales of property and assets, is appropriate in light of the Company’s business and operations. Specifically, the Company routinely replaces assets that have resale value and recoups such value through asset sales and, given the ordinary course nature of these activities, accordingly believes that including the impact of such asset sales is appropriately included in the calculation of Free Cash Flow. Moreover, the Company believes that such presentation is helpful to investors in evaluating the amount of cash available to the Company to maintain and grow its business.

9.	We note your use of Free Cash Flow as a supplemental measure. Please revise your description of its usefulness to ensure that it does not imply that the measure represents the residual cash flow available for discretionary purposes since it excludes material mandatory expenditures such as accelerated debt principal payments. Refer to Question 102.07 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

The Company has revised its disclosure on pages 14, 49 and 55 in response to the Staff’s comment.

Trends and Other Factors Affecting Our Business

Acquisitions, page 56

10.	You attribute certain reasons for changes in fiscal year 2016 results of operations to “disruption in our business caused by integration efforts following the ValleyCrest Acquisition and other prior initiatives.” Please briefly describe the nature of the disruption and discuss the extent to which that disruption is or is not representative of the potential costs and challenges in integrating subsequent and future acquisitions.

The Company has revised its disclosure on pages 61, 62 and 66 to describe the nature of the prior initiatives. The Company advises the Staff that following the acquisition of ValleyCrest, the Company undertook an initiative to centralize certain customer-facing and sales functions across the organization, which were previously provided on a regional and branch level. Adoption of this initiative, which was expected to improve revenue and performance, did not yield the anticipated results, and accordingly was discontinued by the end of 2016. The Company advises the Staff that its acquisition and operating strategy, which has been informed by its experience acquiring and integrating businesses, including ValleyCrest, is to systematically deliver services on a local level, while centralizing key corporate and support functions that are not customer-facing. The Company has not experienced similar issues with respect to the integration efforts following other completed acquisitions and does not anticipate similar issues in connection with future acquisition activities. The Company has also revised its disclosure on page 19 in response to the Staff’s comment.

BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	May 4, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 57

11.	We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that net service revenues fluctuations are attributed to the fluctuations in maintenance and development revenues, but at the segment level, you do not quantify all the reasons for the fluctuations when you use terms such as “partially offset”, or “in addition”. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section.

The Company has revised its disclosure in the segment results discussion for the nine months ended September 30, 2017 and 2016 on page 65, as well as for the years ended December 31, 2016 and 2015 on pages 66 and 67, to separately quantify each significant factor contributing to the change for each of the line items discussed within the segment results section. Comparable disclosure will be included in the MD&A discussion of results of operations for the six months ended March 31, 2018 and 2017 when available.

12.	In light of the materiality of costs of services provided to your operations and their impact on profitability, please expand your MD&A disclosure to specifically address the facts and circumstances responsible for changes in the levels of costs of services during all periods presented for both the consolidated and segment level. Your revised discussion should quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary from period to period. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profits. In addition, the impact of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted).

The Company has revised its disclosure in the results of operations discussion for the nine months ended September 30, 2017 and 2016 on page 60, as well as for the years ended December 31, 2016 and 2015 on page 62, to separately quantify each significant component of cost of sales and gross profit, as applicable. The Company has also revised its disclosure in such sections to remove netting of material variances. Comparable disclosure will be included in the MD&A discussion of results of operations for the six months ended March 31, 2018 and 2017 when available.

BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	May 4, 2018

Critical Accounting Policies

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, page F-9

13.	We note that accounts receivable includes customer balances that will not be collected until completion of the project or as otherwise specified in the contract. We also note per page 88 that contracts can vary in length from 2-3 months to up to 2-3 years. Please tell us whether there are any amounts included in this line item that are expected to be collected after one year and your basis for their classification as a current asset.

The Company advises the Staff that contracts within the Development Services segment are typically less than one year in length. However, some contracts extend beyond one year and may have receivables that will not be collected until the completion of the project or as otherwise specified in the contract. The Company advises that Staff that it has determined that amounts included in accounts receivable and presented as current assets that are expected to be collected after one year are not material to the financial statements included in the Registration Statement. As of December 31, 2017, amounts included that are expected to be collected after one year represent $2,240,088, and for all periods presented are less than 0.5% of total current assets.

Revenue Recognition, page F-11

14.	We note that for Development Services, revenue is recognized using the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost for each contract. The full amount of anticipated losses on contracts is recorded as soon as such losses can be estimated. Changes in job performance, job conditions, and estimated profitability, including final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined. It is unclear what, if any, impact such changes in cost or revenue estimates have had on your results of operations within a period or across periods. In this regard, if material, please revise the notes to the your financial statements to quantify the impact of changes in estimate on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4 and ASC 605-35-50-9.

The Company respectfully advises the Staff that the Company evaluates the impact of revisions to estimated contract profits during the period in which circumstances requiring the revision are known. If revised estimates of contract profits had been used as a basis of recognition of contract profits in the nine months ended September 30, 2017 and the twelve months ended December 31, 2016 and 2015, gross profit would have changed by approximately $240,000, ($170,000) and ($10,000), respectively, on a net basis. The Company does not believe these impacts are material and therefore, the Company has not disclosed such impact in its financial statements.

BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	May 4, 2018

Note 9. Long-Term Debt, page F-17

15.	Based on your dividend policy as described on page 40, we note that you do not intend to pay dividends. As indicated on page 29, your current indebtedness imposes restrictions on your ability to pay dividends by the terms of the existing borrowings. Please note that in accordance with the requirements of Rule 4-08(e)(1) of Regulation S-X, the notes to the financial statements should disclose the nature of any restrictions on the Company’s ability to pay dividends. Please revise this note to clarify the nature and terms of any such restrictions.

The Company has revised its disclosure on page F-18 in response to the Staff’s comment.

Note 18. Segments, page F-30

16.	We note that you report two segments, Maintenance Services and Development Services. Please tell us whether you have aggregated operating segments into these reportable segments, and if so, your consideration of ASC 280-10-50-11 with regard to similar economic characteristics of the services aggregated.

The Company respectfully advises the Staff that the Company has determined it has two operating segments, each of which is a reportable segment: Maintenance Services and Development Services. As a result, we have not aggregated any of our operating segments into the reportable segments presented in our financial statements.

The two operating segments have each of the characteristics described by ASC 280-10-50-1. The Company is organized and managed based on how its Chief Executive Officer, who is the chief operating decision maker (“CODM”), regularly evaluates the business and allocates resources. Each of the operating segments has a segment manager who is directly accountable to, and maintains regular contact with, the CODM to discuss segment performance, including operating activities, financial results and budgets. Additionally, the CODM determines annual performance targets and operating budgets at the operating segment level.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages F-30, F-31, F-49 and F-50 to clarify that it has two operating and reportable segments.

17.	We note that the CODM evaluates the performance of the company’s reportable segments based on Adjusted EBITDA, among other measures. Please disclose all measures reported to the CODM for purposes of making decisions about allocating resources and assessing its performance in accordance with ASC 280-10-50-27.

BrightView Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	May 4, 2018

In response to the Staff’s comment, the Company has revised its disclosure on pages F-30, F-31 and F-50 to clarify that the CODM evaluates the performance of the Company’s reportable segments based upon three measures, Net Service Revenues, Adjusted EBITDA and Capital Expenditures. In further response to the Staff’s comment, the Company confirms that these are all of the measures reported to the CODM for purposes of making decisions about allocating resources to each segment and assessing its performance in accordance with ASC 280-10-50-27.

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission

Effie Simpson

Theresa Brillant

Julia Griffith

J. Nolan McWilliams

BrightView Holdings, Inc.

Andrew V. Masterman

Jonathan M. Gottsegen

Davis Polk & Wardwell LLP

Byron B. Rooney

Joseph A. Hall